INFINT ACQUISITION CORPORATION

32 Broadway, Suite 401

New York, NY 10004

VIA EDGAR

November 16, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:

Re:	InFinT Acquisition Corporation
Registration Statement on Form S-1
File No. 333-256310

Acceleration Request

Requested Date:	November 18, 2021
Requested Time:	4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InFinT Acquisition Corporation, a Cayman Islands exempted company (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on November 18, 2021 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Matthew Ogurick at (212) 536-4085.

Sincerely,

InFinT Acquisition Corporation

By:	/s/ Alexander Edgarov
Alexander Edgarov
Chief Executive Officer

cc:	Matthew Ogurick, Esq., K&L Gates LLP